UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: June 4, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES ITS SUBSIDIARY SERVED WITH A CLAIM
AND REQUEST FOR APPROVAL AS A CLASS ACTION

ROSH HAAYIN, Israel, June 4, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced that on June 3, 2008 its subsidiary the Blue Square Chain (Hyper Hyper) Ltd. (hereinafter: "Hyper") was served with a claim and a request for approval as a class action (the "Claim"), in which  Hyper is being sued together with other defendants, regarding the marketing of ink cartridges.

The Claim alleges that the defendants coordinated the prices of certain Hewlett-Packard ("HP") ink cartridges sold by them, in a way that constitutes allegedly an agreement in restraint of trade. According to the claim, the defendants allegedly sell HP ink cartridges for a higher price than the price charged for such ink cartridges by smaller retailers.

The plaintiff's personal claim is estimated at NIS 496 and if the Claim is approved as a class action, the approximate claim against all the defendants is estimated by the plaintiff at NIS 81 million (against all defendants).  The Claim requests relief in the form of declaration of an agreement in restraint of trade, monetary compensation and a mandatory injunction to stop alleged price coordination.

Hyper is currently reviewing the Claim and denying all above allegations, however, at this preliminary stage of the proceedings, it is unable to evaluate its likelihood of success in the proceedings, including the likelihood that the Claim will be certified as a class action.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 188 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F/A for the year ended December 31, 2006.